Exhibit 99.2

January 20, 2011

Mr. Brad Ehrman

Dorchester Minerals, L.P.

3838 Oak Lawn, Suite 300

Dallas, Texas 75219-4541

Dear Mr. Ehrman:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2010, to the Dorchester Minerals, L.P. (DMLP) interest in certain properties located onshore in the continental United States. This report was completed as of the date of this letter. This report was prepared to provide DMLP with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the report comprises one-hundred (100%) percent of DMLP’s royalty interests, of which ninety-four percent (94%) were evaluated by LPC and six percent (6%) by Calhoun Blair. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

The Fayetteville Royalty properties (Group 22) were projected by Calhoun Blair & Associates Inc. in Dallas, Texas at the request of DMLP. Calhoun Blair & Associates also prepares the reserve estimates for DMLP’s net profits interest properties.

We note that we have necessarily included composite projections of net oil and gas reserves for certain properties due to the limited information available to DMLP as a royalty interest owner and relatively small net reserves attributable to any specific property within the composite group.

Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the DMLP interest, as of December 31, 2010, to be:

	Net Reserves			Net Revenue (M$)	Net Taxes (M$)	Future Net Cash Flow (M$)
Category	Oil (Mbbl)	Gas (MMcf)	Equiv. NGL (MMcf)			Total	Present Worth at 10%
Proved Developed Producing	3,290	33,415	3,516	$407,819	$28,434	$379,386	$184,316

The oil reserves include crude oil and condensate and are expressed in thousands of barrels (Mbbl), which are equivalent to 42 United States gallons/bbl. Gas reserves and equivalent natural gas liquids (NGL) are expressed in millions of standard cubic feet (MMcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves. This report does not include any value that could be attributed to interests in undeveloped acreage.

The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties for which more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2010 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of DMLP to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month un-weighted arithmetic average of the first day of the month price for the period January through December 2010. Gas prices are referenced to a Henry Hub price of $4.38 per MMBtu, as published in the Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials. Oil prices are referenced to a West Texas Intermediate (WTI) crude oil price of $79.43 per barrel at Cushing Oklahoma and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. NGLs are presented in MCF-equivalent units; therefore prices are tied to natural gas prices. These benchmark prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $75.62 per barrel for oil and $4.31 per mcf for gas.

The interests evaluated in this report consist of only royalty interests that are not burdened by operating and capital costs.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the DMLP interest. Our projections are based on the DMLP interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by DMLP or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by DMLP including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

There are inherent uncertainties in the estimation and projection of future reserves and revenues. The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by DMLP.

DMLP makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, DMLP has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of DMLP of the references to our name as well as to the references to our third-party report for DMLP which appears in the December 31, 2010 annual report on Form 10-K and/or 10-K/A of DMLP. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by DMLP.

We have provided DMLP with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by DMLP and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (revised February 2007) promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Joe A. Young. Mr. Young is a Professional Engineer licensed in the State of Texas who has twenty-nine years of engineering experience in the oil and gas industry. Mr. Young earned a Bachelor of Science degree in Petroleum Engineering from Texas A&M University and Masters in Business Administration degree from West Texas A&M University and has prepared reserves estimates for his employers and his own companies throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past fourteen years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and is not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Joe A. Young

Joe A. Young
Licensed Professional Engineer
State of Texas No. 62866

/s/ Peter R. Laudon

Peter R. Laudon
Licensed Professional Engineer
State of Texas No. 98603
Licensed Professional Geoscientist
State of Texas No. 2779

PRL:lbm

10-914 – SEC Copy